Lihir Gold Limited	Level 7, Pacific Place Cnr Champion Parade and Musgrave Street Port Moresby, NCD, Papua New Guinea (PO Box 789, Port Moresby, Papua New Guinea)

Incorporated in Papua New Guinea ARBN 069 803 998	tel +675 321 7711 fax +675 321 4705 www.lihir.com.pg

October 19, 2007
Ms Jill Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
WASHINGTON, D.C. 20549
By Fax: 202-772 9369
Dear Ms Davis
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed April 16, 2007
File No. 0-26860
I refer to your letter dated September 20, 2007 and my letter dated October 2, 2007 whereby the Company requested an extension of the due date to prepare its responses. The Company now requests a further extension of the due date in order to finalize the review of the responses to the Staff’s comments with its external advisors. The Company confirms it will respond by October 26, 2007.
The Company appreciates your cooperation in considering the extension of the deadline for their response.
Yours sincerely
/s/ Phil Baker
Chief Financial Officer
Lihir Gold Limited
cc:	Mr. Burr Henley, Sullivan & Cromwell